June 11, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington DC, 20549

ATTN:   Max A. Webb, Assistant Director

RE:	ORBITZ WORLDWIDE, INC.
REGISTRATION STATEMENT ON FORM S-1 FILED MAY 10, 2007
COMMISSION FILE NO. 333-142797

Dear Mr.Webb:

Set forth below are the responses of Orbitz Worldwide, Inc. (the “Company”) to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated June 6, 2007 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

General

1.                            Please disclose all websites you own and operate and the URL address of the websites. Furthermore, please clarify whether the contents of the websites are part of the prospectus.

Company Response:

The Company has revised the disclosure on page 91 to include a list of primary websites owned and operated by the Company and the related URLs.

These are the sites that an investor would associate with the Company. The Company notes that there are numerous other white and private label websites that it could be considered to own and operate under contractual relationships with third-parties, however, these are not websites that would be associated with the Company.

2.                            We note from page 137 that you will adopt a rights agreement on or prior to the completion of this offering. Please revise the fee table to list the rights.

Company Response:

The Company has revised the fee table to list the rights.

3.                            Please provide the information required by Item 505 of Regulation S-K regarding determination of offering price.

Company Response:

The Company believes that the information required by Item 505 of Regulation S-K is set forth under the heading “Pricing of the Offering” on page 166.

4.                            With a view to better disclosure, please consider including a corporate structure chart in the business section.

Company Response:

The Company has included a corporate structure chart on page 6, which depicts the Company’s organizational structure immediately following consummation of the offering.

Summary General

5.                            Revise this section to disclose the percentage of common stock Travelport and its affiliates will continue to own following the public offering and their power to elect all of the members of the board of directors, appoint new management, and to control all matters requiring stockholder approval or consent. Please also include a brief description of certificate of incorporation provisions relating to disclaimers of fiduciary duties by Travelport’s officers and directors and any of your officers or directors who is also an officer or director of Travelport.

Company Response:

The Company has included additional disclosure on page 6 in response to the Staff’s comment.

6.                            Please revise to balance the disclosure regarding your company. For example, if you choose to discuss your strengths and strategies, you should also disclose the aggregate amount of debt Orbitz Worldwide have incurred and/or will incur concurrently with the consummation of the offering. Discuss how the substantial amount of indebtedness may affect your financial position and your operations. Please also disclose the amount of your net loss for the most recent audited and interim periods. Finally, disclose the amount of your working capital deficit and the amount of your accumulated deficit. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

Company Response:

In response to the Staff's comment, the Company has included additional disclosure on page 7 regarding the Company’s indebtedness and the effect of this indebtedness on the Company’s financial position and operations. The Company has also disclosed its net losses and working capital deficit for the year ended December 31, 2006 and for the three months ended March 31, 2007 on page 2. The Company believes that these are the most relevant measures for investors to understand the financial position of the Company. The Company notes that accumulated deficit is not disclosed, or required to be disclosed, in the Company's combined consolidated financial statements and therefore is not available.

7.                            Please discuss here and in the competition and the business sections that Travelport may engage in the same or similar business activities and compete with you. Discuss whether Travelport will share the same competitive strengths and strategies under the master license agreement and other agreements you will enter with Travelport upon completion of this offering. Moreover, discuss whether Travelport may have competitive advantages over you because it effectively controls you and may restrict you from certain fundamental actions, such as debt incurrence or asset sales.

Company Response:

The Company has revised the disclosure on pages 6 and 95 in response to the Staff’s comment.

8.                            We note that Travelport entered into a definite agreement on December 7, 2006 to purchase Worldspan. Please disclose that Travelport’s subsidiaries, Galileo, Apollo, Worldspan, and Pegasus (who has a master service agreement with Travelport) provides almost all of Orbitz global distribution systems. And unlike the perpetual license Travelport will receive from Orbitz under the Master License Agreement, Orbitz’s license to use Travelport’s global distribution systems will only be for a period of three years. Please address here and in the risk factor section that you are dependent upon Travelport and its subsidiaries to provide global distribution systems.

Company Response:

The Company has included a discussion of the Company’s dependence on Travelport and its subsidiaries for the provision of GDS services in the Prospectus Summary beginning on page 6 and in the Risk Factor section on page 19.

Overview, page 2

9.                            Please revise the third sentence of the third paragraph to remove the phrase “improve our profitability,” which might suggest that you are currently profitable. We note that you have lost money for each of the past five years. Please revise similar language anywhere else in the prospectus, e.g. the first sentence under Company Strategy on page 4.

Company Response:

The Company has deleted the phrase “improve our profitability” from the "Overview" section and the other places it appears in the Registration Statement. In reference to page 4 of the Registration Statement where the Company discloses that its objective is to “grow profitability,” the Company has not revised this statement since this is an objective of the Company and, in the Company's view, the statement does not suggest that it is currently profitable.

10.                     We suggest revising the summary to disclose your plans, if any, for reversing your unprofitable status during a period of strong growth in e-commerce in the travel industry.

Company Response:

The introduction in the "Company Strategy" section on page 4 indicates that the listed strategies constitute the Company's plans to grow profitably.

Industry Background, page 2

11.                       Please replace the passive voice assertions in this section with active voice statements so that the reader can determine who has the expectation. For example, the last sentence of the first paragraph has “are expected,” and similar language is in the first sentence of the third paragraph.

Company Response:

The Company has revised the section captioned “Industry Background” beginning on page 2 in response to the Staff’s comment.

The Offering, page

12.                     Please disclose here and in the Use of Proceeds section the purpose of remissions to Travelport from the offering proceeds and the senior credit facility you will enter.

Company Response:

The Company has included additional disclosure on pages 8 and 34 regarding the use of the proceeds from the offering and the concurrent debt financing.

13.                     We note from page 150 that affiliates of certain underwriters are lenders under Travelport’s senior credit facility and they may receive a significant portion of the proceeds from this offering. Please name these underwriters here and in the Use of Proceeds and the Underwriter sections.

Company Response:

The Company has revised the disclosure on pages 34 and 165 in response to the Staff's comment.

We are dependent upon third party, page 13

14.                     Please add a separate, appropriately captioned risk factor about the risk discussed in the third paragraph of this section.

Company Response:

The Company has included a separate risk factor entitled “We license our search technology from a third party. If we are unable to renew these licenses on favorable terms, or at all, this could have a material adverse effect on our business” on page 16.

We may not protect our technology effectively, page 16

15.                     We note your disclosure here that Travelport may compete with you. Please provide a separate risk factor subheading for this risk. Discuss the competitive advantages Travelport has over you, and your dependence on Travelport’s global distribution systems.

Company Response:

The Company has included two additional risk factors on page 19 in response to the Staff’s comment.

Market and Industry Data and Forecasts, page 30

16.                     We note your reference to industry information provided by PhoCusWright Inc. Please file their consent or confirm that data they provided is available either for free or at a nominal cost. See Rule 436 of Regulation C.

Company Response:

The Company has filed the consent of PhoCusWright Inc. with this amendment.

Management’s Discussion and Analysis, page 43

Impairment of Goodwill and Intangible Assets, page 50

17.                     We note that the impairments are primarily a result of the decline in the value of ebookers, which performed poorly after the acquisition by Cendant due to various operational issues. Please briefly describe the operational issues and whether they have been fixed.

Company Response:

The Company has revised the disclosure on page 55 in response to the Staff’s comment.

Tax Sharing Liability, page 61

18.                     Please revise this section for clarity.

Company Response:

The Company has clarified the disclosure under the caption “Tax Sharing Liability” on page 68.

Unfavorable Contracts, page 61

19.                     Please advise here, or where appropriate, whether it is planned that the unfavorable contract with Worldspan will be amended. If not, please state so.

Company Response:

The Company has added disclosure on page 50 to the effect that in connection with Travelport’s proposed acquisition of Worldspan, the Company is negotiating a new agreement with Travelport, which would replace the Company's existing agreements with each of Galileo and Worldspan, under which Travelport would provide virtually all of the Company's GDS services.

20.                     Please disclose the amount or the formula calculating the amount of rebate or fee payable by Orbitz to Founding Airlines under the charter associate agreements. Please provide an estimate of the total liability until the agreements expire in 2013.

Company Response:

The Company has revised the disclosure on page 69 to include an estimate of the rebate.

Liquidity and Capital Resources, page 63

21.                     Please revise to expand the disclosure regarding your liquidity requirements for the next twelve months and on a long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

Company Response:

The Company has expanded the disclosure on page 72 regarding liquidity needs for the foreseeable future.

22.                     We also note that you have lost money for each of the last five years. If you have a plan to reverse this, please discuss.

Company Response:

The Company has included additional disclosure on page 72 that discusses historical losses, historical non-cash items, improvements in operating efficiencies and potential for growth in certain travel categories.

Financing Arrangements, page 65

23.                     Please identify Travelport’s affiliates who are the lenders on the two intercompany notes.

Company Response:

The disclosure on page 73 has been revised to disclose that the lenders on the intercompany notes are subsidiaries of Travelport.

24.                     We note that following the offering, you will use your reasonable best efforts to release Travelport from guarantees, letters of credit, surety bonds and other performance guarantees made on your behalf. We further note that $59 million of the letters of credit will be replaced by letters of credit to be issued under your new senior credit facility. Please quantify the amount of the rest of Travelport’s guarantees, letter of credit and surety bonds and explain how you plan to release Travelport.

Company Response:

The Company has included additional disclosure on page 73 in response to the Staff’s comment.

25.                     Please disclose the material terms of the senior credit facility you will enter into concurrently with the consummation of this offering. The discussion should include,

among other things, the amount, the identity of the lender(s), the collateral assets pledged, the interest rate and the maturity date.

Company Response:

The Company has included additional disclosure regarding the new credit facility on page 73.

Contractual Obligations, page 66

26.                     Please advise why obligations noted in footnote 3 and obligation under the charter associates agreements need not be disclosed in the contractual obligations table required by Item 303(a)(5) of Regulation S-K.

Company Response:

Item 303(a)(5) of Regulation S-K requires disclosure of known contractual obligations as of the latest fiscal year end balance sheet date. The amount of $860 million related to the intercompany notes is not included in the table because it was incurred in the first quarter of 2007, which is after the latest fiscal year end balance sheet date. The aggregate amount of the other items referred to in footnote 3 can be determined, although the timing of the payments associated with these liabilities in each year can not be accurately predicted, therefore the Company believes that disclosure of these amounts in a footnote is the most appropriate disclosure for these items.

27.                     Please clarify the transaction involving $205 million payable to related parties, as disclosed in footnote 3.

Company Response:

The Company has included additional disclosure on page 74 in response to the Staff’s comment.

Continued Improvements in Operating Efficiencies, page 75 and Global Technology Platform, page 84

28.                     Please use plain English when explaining your global technology platform. Avoid using technical language such as “migrate websites onto our global technology platform,” “combine best practices across our websites, white label platforms,” “open source and standards-based web technologies.” If you must use technical terms, please explain the terms.

Company Response:

Certain technical terms appear initially in the summary. The company has revised the disclosure on pages 4 and 5 to explain the terms “migration” and “white label”. In addition, the Company has removed other technical language from the description of the global technology platform on page 93.

Intellectual Property, page 91

29.                     Please discuss the duration and effect of all patents, trademarks, licenses, franchises and concessions you hold. See Item 101(c) of Regulation S-K.

Company Response:

The Company has revised the disclosure on page 102 to include additional information on its trademarks and patent applications. The Company currently has no issued patents so there is no additional disclosure regarding duration and effect.

Management, page 100

30.                     Please disclose the information required by Items 401 and 402 of Regulation S-K for your controller John Bosshart.

Company Response:

The Company respectfully submits to the Staff that no additional disclosure is required. Mr. Bosshart is the controller of the Company and has signed the Registration Statement in that capacity. Item 401(b) of Regulation S-K requires disclosure of certain information for all executive officers of the registrant. Rule 3b-7 under the Exchange Act defines an executive officer as a president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. The Company has examined Mr. Bosshart’s duties and has determined that Mr. Bosshart is not an executive officer under this definition and, as a result, has not included this information with respect to Mr. Bosshart.

Item 402 of Regulation S-K requires certain disclosure for the following named executive officers for the last completed fiscal year: the principal executive officer, the principal financial officer, the three most highly compensated executive officers and up to two additional individuals for whom disclosure would have been provided based on level of compensation but for the fact such persons were not executive officers. The Company has determined that Mr. Bosshart did not fall within any of these categories for the last completed fiscal year and, as a result, has not included this information with respect to Mr. Bosshart. The Company notes that the principal financial officer for the last fiscal year was Mr. Barnhart.

Arrangements Between Our Company and Related Parties, page 122

31.                     Please file each of the agreements mentioned in the first sentence of this section. Please also file Orbitz Worldwide’s Senior Secured Credit Agreement and Intercompany Notes with Travelport’s affiliates.

Company Response:

The Company will file all the agreements mentioned in the first sentence of the Arrangements between our Company and Related Parties section, the intercompany notes with subsidiaries of Travelport and the credit agreement to be entered into concurrently with the consummation of the offering, with one or more future pre-effective amendments.

32.                     Please provide the disclosure required by Item 404(b) of Regulation S-K regarding review, approval or ratification of transactions with related persons.

Company Response:

The Company has added the disclosure required by Item 404(b) of Regulation S-K to page 115 in response to the Staff’s comment.

Transition Service Agreement, page 125

33.                     Please disclose the fees to be paid by you and Travelport for the services to be provided under the Transition Services Agreement.

Company Response:

The Company has revised the disclosure on page 140 in response to the Staff’s comment for the services for which this information is available and will include information on the remaining services in one or more future pre-effective amendment.

34.                     Please explain what you mean by “accounts payable and employee reimbursement services” and discuss the scope and the nature of “hosting services for certain Travelport content.”

Company Response:

The Company has revised the disclosure on page 142 in response to the Staff’s comment.

35.                     Please discuss how you plan to obtain the services provided by Travelport once the terms of the agreement expire on December 31, 2007.

Company Response:

In response to the Staff’s comment, the Company has revised the last sentence of the first paragraph under the caption “Transition Services Agreement” on page 140 to note that prior to the expiration of each service provided under the transition services agreement, the Company intends to develop its own internal capabilities to reduce its reliance on Travelport for such services, including by entering into separate agreements with third party vendors that previously provided such services to Travelport and the Company under a single agreement, by entering into new agreements with third party vendors who have not previously provided such services to the Company, and by developing through training the necessary skills and specializations to be able to provide the services internally.

Master License Agreement, page 128

36.                     Please disclose the fees to be paid by Travelport and by you under the Master License Agreement.

Company Response:

The Company has disclosed the fees to be paid by Travelport and by the Company under the Master License Agreement on page 143.

Commercial Intercompany Arrangements with Other Travelport Business, page 131

37.                     Please update the status of the new global master agreement between you and Galileo. Once it is finalized, please disclose the terms and file as an exhibit, if material.

Company Response:

The Company has revised the disclosure on page 97 to disclose the terms of the agreement and will file the form of the agreement with a future pre-effective amendment.

Part II
Item 15 Recent Sales of Unregistered Securities, page II-2

38.                     Please revise to furnish all of the information required by Item 701 of Regulation S-K regarding all securities you sold within the past three years which were not registered under the Securities Act or confirm that you have already done so.

Company Response:

The Company has disclosed all unregistered sales of securities within the past three years to the date of this amendment. The Company notes that certain issuances of equity to employees are being contemplated prior to effectiveness and, if such issuances are made, the Company will update the disclosure in this section.

*      *     *     *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2918.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola